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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]




           VIVENDI UNIVERSAL SUCCESSFULLY COMPLETES CASH TENDER OFFER
               AND ACQUIRES APPROXIMATELY 90% OF THE SHARES OF THE
                            HOUGHTON MIFFLIN COMPANY




PARIS AND NEW YORK, JULY 9, 2001 - Vivendi Universal (Paris Bourse: EXFP; NYSE:
V) today announced that its cash offer for all outstanding shares of common stock of The Houghton Mifflin Company expired, as scheduled, at 12:00 midnight, New York City time on July 6, 2001.

Vivendi Universal, through its wholly owned subsidiary making the offer, Soraya Merger Inc., has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

The acceptance of these shares in the tender offer results in Vivendi Universal's ownership of approximately 90% of the shares (including shares subject to guaranteed deliveries) of Houghton Mifflin's outstanding common stock.

In the second step of the acquisition, Soraya Merger Inc. will be merged with and into Houghton Mifflin and each share not previously purchased in the tender offer will be converted, subject to appraisal rights, into the right to receive $60.00 in cash.

The merger will be completed as soon as practicable.

The transaction is valued at approximately $2.2 billion, including the assumption of approximately $500 million of average net debt of Houghton Mifflin.

The acquisition will allow Vivendi Universal to undertake immediate synergies in production/logistics and corporate restructuring with Vivendi Universal Publishing's (VUP's) U.S. operations. VUP estimates that those synergies will reach at least $75 million per year at the EBITDA (earnings before interest, taxes, depreciation and amortization) level before the end of 2002. Thanks to the financing of the transaction, mostly through asset sales, the transaction will have no significant impact on Vivendi Universal's balance sheet, and will be accretive for Vivendi Universal shareholders at EBITDA/share level from year one, both before and after synergies. After pro forma synergies, this accretion is over 2%.

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Houghton Mifflin is a pure play educational publisher (roughly 90% of sales)
serving all the components of the market (elementary and secondary schools, supplemental, testing and college) and utilizing multiple platforms (core basal textbooks, supplemental materials, assessment, instructional technology). The company also publishes an extensive line of reference works and fiction and non-fiction for adults and young readers, including The Lord of the Rings and Curious George. Houghton Mifflin provides also computer-testing capabilities to the corporate market.

This strategic acquisition is another step forward for Vivendi Universal to achieve world leadership in key content segments. It will put the company in an excellent position to capitalize on the growth of the education sector by leveraging the content and technologies of both companies across all of Vivendi Universal.

Vivendi Universal's priority is to develop the most attractive and compelling content offering on all devices and platforms for consumers. Vivendi Universal now has worldwide leadership positions in music, film, games, and education. The acquisition of Houghton Mifflin propels Vivendi Universal Publishing to the No. 2 position worldwide in education publishing and significantly enhances its position in the U.S. textbook market. Already a leader in France, Spain and Brazil, with a very strong market share throughout Europe and Latin America, with this transaction, VUP will become an education publishing leader in the U.S. Vivendi Universal Publishing will also have a strong position on as many platforms as possible, including the Internet, publishing and CD-ROM.


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CONTACTS:

MEDIA RELATIONS:                      INVESTOR RELATIONS:
PARIS                                 PARIS
Antoine Lefort                        Ariane de Lamaze
011-33-1-71-71-1180                   011-33-1-71-71-1084

NEW YORK                              NEW YORK
Anita Larsen                          Eileen McLaughlin
212-572-1118                          212-572-8961

Mia Carbonell                                         (A)
212-572-7556